 Exhibit 21.1

Subsidiaries of the registrant

Name of the Subsidiary	Jurisdiction of Organization
CBD Industries LLC	North Carolina
PawCBD, Inc.	North Carolina
Beauty & Pinups, LLC	North Carolina
I | M 1, LLC	California
Encore Endeavor 1 LLC	California
Level H&W, LLC	North Carolina